Exhibit 20.1

                              Press Release issued
                                on July 31, 1998
                      with respect to the Merger Agreement

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Cohoes Savings Bank                                            SFS Bancorp, Inc.
75 Remsen Street                                            251-263 State Street
Cohoes, New York 12047                               Schenectady, New York 12305
(518) 233-6500                                                    (518) 395-2300

Contact: Harry Robinson                             Contact: Joseph H. Giaquinto
               President                                     President


                                  NEWS RELEASE

         July 31, 1998-Cohoes Savings Bank, Cohoes, New York, and SFS Bancorp, Inc. (Nasdaq National Market: SFED), parent of Schenectady Federal Savings Bank, Schenectady, New York, announced today the execution of a definitive agreement pursuant to which SFS will merge into a newly-formed holding company of Cohoes to be organized in connection with Cohoes' conversion from a mutual to a stock institution. Under the terms of the agreement, each share of SFS will be exchanged for a number of shares of common stock of the holding company equal to the lesser of $26.50 divided by the initial public offering price of holding company stock or $35.00 divided by the average closing price of that stock for the first ten trading days. The transaction is expected to constitute a tax-free reorganization under the Internal Revenue Code, so that shareholders of SFS who receive holding company common stock will not recognize gain or loss in connection with exchange.

         "This is the first transaction of this type in New York and we are extremely proud to be a part of it," said Harry Robinson, President and Chief Executive Officer of Cohoes, referring to the financing of the SFS acquisition with holding company common stock issued in connection with the simultaneous conversion. "We look forward with great enthusiasm to extending to SFS's customers our commitment to exceptional service."

         SFS President Joseph H. Giaquinto said, "We are very excited about our proposed affiliation with Cohoes. This combination will allow us to better serve consumers and businesses in our market area by broadening the products and services we offer to our customers. Morever, Cohoes shares our commitment to community involvement and quality customer service." Mr. Giaquinto went on to state that the merger will provide SFS shareholders with a great opportunity to own stock in a strong community bank.

         Consummation of the merger is subject to the approval of the shareholders of SFS, the conversion of Cohoes and the receipt of all required regulatory approvals. The transaction is anticipated to close in the fourth quarter of 1998.

         Schenectady  Federal  operates  4 banking  offices in  Schenectady  and
Glenville, New York. At June 30, 1998, SFS had consolidated assets of $178.1 million and total stockholders' equity of $21.9 million. Cohoes operates 17 banking offices in Albany, Rensselaer, Schenectady, Saratoga and Warren counties. At June 30, 1998, Cohoes had consolidated assets


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of $535.7 million and total equity of $53.3 million.

         Silver, Freedman & Taff, L.L.P. acted as special legal counsel to Cohoes. Elias, Matz, Tiernan & Herrick, L.L.P. acted as special counsel to SFS. Charles Webb & Company, A Division of Keefe, Bruyette & Woods, Inc., acted as financial advisor to SFS.